Exhibit (a)(5)(i)

LIMITED BRANDS, INC. ANNOUNCES OFFER TO REPURCHASE $2 BILLION

OF ITS COMMON STOCK THROUGH SELF-TENDER AND

POST-TENDER $500 MILLION SPECIAL DIVIDEND

- Reports September Sales -

Columbus, Ohio (October 6, 2004) – Consistent with its long standing commitment to deliver value to shareholders, Limited Brands, Inc. (NYSE: LTD) today announced that its Board of Directors has authorized the repurchase of $2 billion of its common stock and a post-repurchase special dividend of $500 million.

“We, along with our advisors, have evaluated our current cash position and capital structure,” said Leslie H. Wexner, Chairman and CEO of Limited Brands, Inc. “The actions announced today reflect strong confidence in the future of our brands and their substantial cash generating capabilities. This new capital structure will enable us to enhance shareholder value today while still maintaining our flexibility to invest in growth opportunities.”

The repurchase will be made through a modified “Dutch Auction” tender offer in which Limited Brands’ shareholders will be given the opportunity to sell a portion or all of their shares to the Company at a price of not less than $21.75 per share and not more than $25.00 per share. Among other things, the tender offer provides those shareholders who wish to sell shares an opportunity to do so without incurring any brokerage fees or commissions. The offer to purchase shares will commence on October 7, 2004 and will expire at 12:00 midnight, New York City time on November 4, 2004, unless extended by the Company.

Under the modified “Dutch Auction” format, the Company will select the lowest price within the stated range that will allow it to buy $2 billion of its common stock, assuming that a sufficient number of shares are tendered. If the number of shares tendered is greater than the number sought, purchases will be made on a pro rata basis from shareholders tendering at or below the purchase price. All shares purchased by the Company will be purchased at the same price, even if shareholders have selected a lower price; however, the Company will not purchase any shares above the determined purchase price. The offer is not contingent upon any minimum number of shares being tendered.

Shortly after completion of the tender offer, the Company intends to declare a special dividend of $500 million in the aggregate. If the Company is unable to purchase $2 billion of common stock in the tender offer, it will consider various other options for the cash, including, among other things, additional share repurchases or an increase in the special dividend. The amount of the dividend and the record date will be set at the time the dividend is declared. Stockholders who participate in the tender offer will not be entitled to receive the special dividend or other future distributions with respect to any shares we purchase.

Limited Brands intends to fund the repurchase and the special dividend from a combination of its existing cash balances, which totaled $2.1 billion as of July 31, 2004, and new borrowings of $1 billion. Also, in connection with this transaction, the Company will replace its existing revolving credit facility with a new $1 billion facility.

In connection with the self-tender, Limited Brands has retained Banc of America Securities LLC and JPMorgan to act as financial advisors and dealer managers. Banc of America Securities LLC, JP Morgan Securities Inc. and Citigroup Global Markets Inc. will underwrite the borrowing facilities for the transaction.

September Sales Results

The Company reported a 5% decrease in comparable store sales for the five weeks ended October 2, 2004 compared to the five weeks ended October 4, 2003. Net sales were $679.3 million compared to sales of $714.4 million last year.

September sales results were below the Company’s expectation for a mid-single digit positive comp, driven by softness at its apparel brands. The negative apparel comp of 25% for September was significantly impacted by a shift in timing of clearance sales from September last year to October this year. As a result of the softness in apparel sales quarter-to-date, the Company now estimates that third quarter earnings per share will be between $0.04 and $0.06 per share. This estimate includes a $0.02 benefit related to the favorable settlement of a state tax matter. The Company remains comfortable with an earnings per share estimate for the full year of $1.30 to $1.35.

The Company reported a comparable store sales increase of 5% for the thirty-five weeks ended October 2, 2004. Net sales for the year to date period were $5.446 billion, an increase of 6% compared to sales of $5.147 billion last year.

To hear further commentary provided on Limited Brands’ prerecorded September sales message, call 1-800-337-6551, followed by the passcode LTD (583), or log onto www.Limitedbrands.com for an audio replay.

ABOUT LIMITED BRANDS:

Limited Brands, through Victoria’s Secret, Bath & Body Works, Express, Express Men’s, Limited Stores, White Barn Candle Co. and Henri Bendel, presently operates 3,828 specialty stores. Victoria’s Secret products are also available through the catalogue and www.VictoriasSecret.com.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: All forward-looking statements made by the Company in this press release or the September sales call involve risks and uncertainties and are subject to change based on various important factors, many of which may be beyond the Company’s control. Accordingly, the Company’s future performance and financial results may differ materially from those expressed or implied in any such forward-looking statements. Words such as “estimate,” “project,” “plan,” “believe,” “expect,” “anticipate,” “intend” and similar expressions may identify forward-looking statements. The following factors, among others, in some cases have affected and in the future could affect the Company’s financial performance and actual results and could cause actual results for 2004 and beyond to differ materially from those expressed or implied in any forward-looking statements included in this press release or the September sales call or otherwise made by management: changes in consumer spending patterns, consumer preferences and overall economic conditions; the potential impact of national and international security concerns on the retail environment, including any possible military action, terrorist attacks or other hostilities; our ability to service the debt we expect to incur in connection with this tender offer, any debt we draw down under our credit facilities, and other any debt we incur, and the restrictions the agreements related to such debt impose upon us; our ability to implement our strategic and operational initiatives; the impact of competition and pricing; changes in weather patterns; political stability; postal rate increases and charges; paper and printing costs; risks associated with the seasonality of the retail industry; risks related to consumer acceptance of the Company’s products and the ability to develop new merchandise; the ability to retain, hire and train key personnel; risks associated with the possible inability of the Company’s manufacturers to deliver products in a timely manner; risks associated with relying on foreign sources of production; risks associated with the possible lack of availability of suitable store locations on appropriate terms and other factors that may be described in the Company’s filings with the Securities and Exchange Commission. The forward-looking information provided in this press release or the September sales call is based on information available to the Company as of the date of this press release. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein will not be realized.

ADDITIONAL LEGAL INFORMATION:

This press release and the September sales call are for informational purposes only and do not constitute an offer to buy or the solicitation of an offer to sell shares of Limited Brands’ common stock. The tender offer is being made only pursuant to the Offer to Purchase and the related materials that Limited Brands will distribute to its stockholders. Stockholders should read the Offer to Purchase and the related materials carefully because they contain important information. Stockholders will be able to obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that Limited Brands is filing with the Securities and Exchange Commission at the Commission’s website at www.sec.gov. Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at 888-628-8208.

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For further information, please contact: Tom Katzenmeyer SVP, Investor, Media and Community Relations Limited Brands, Inc. 614-415-7076 www.Limitedbrands.com	For further information regarding the self-tender offer, please contact: D.F. King & Co., Inc. 48 Wall Street New York, NY 10005 888-628-8208

LIMITED BRANDS

September 2004

Comparable Store Sales Increase (Decrease):

	September 2004	September 2003	Year-to- Date 2004	Year-to- Date 2003
Victoria’s Secret Stores	13%	4%	11%	4%
Bath & Body Works	7%	3%	13%	1%
Express	(26)%	11%	(5)%	0%
Limited Stores	(24)%	19%	(6)%	(2)%
Total Apparel	(25)%	13%	(6)%	(1)%
Limited Brands	(5)%	8%	5%	2%

Total Stores:

	Stores Operating at 1/31/04	Year-to-date		Express Integration (see note)	Stores Operating at 10/2/04
		Opened	Closed
Victoria’s Secret Stores	1,009	6	(18)	—	997
Bath & Body Works	1,604	5	(25)	—	1,584
Express Women	562	1	(8)	(64)	491
Express Men’s	290	—	(43)	(1)	246
Express Dual Gender	104	8	—	65	177

Total Express	956	9	(51)	—	914
Limited Stores	341	—	(9)	—	332

Total Apparel	1,297	9	(60)	—	1,246
Henri Bendel	1	—	—	—	1

Total Limited Brands	3,911	20	(103)	—	3,828

Note: “Express Integration” represents conversion of Express Women and/or Express Men stores to Express dual gender stores.

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